For your information as released to the Australian Securities Exchange

SEC File No: 082-01711

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Company Secretary – Acting Appointment"

Released: 17 June 2009

Pages: 2

(including this page)

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
kerry.macnab@fostersgroup.com or
Ph: +61 3 9633 2072

dw 7/13

17 June 2009

COMPANY SECRETARY – ACTING APPOINTMENT

Paul Conroy will assume the role of Chief Legal Officer and Company Secretary, Foster's Group Limited, in an acting capacity.

The acting appointment will be effective from 3 July, following the previously announced departure of Martin Hudson.

A selection process for a permanent appointment to the role is currently underway.

Further information:

Media

Troy Hey
Tel: +61 3 9633 2085
Mob: +61 409 709 126

Investors

Chris Knorr
Tel: +61 3 9633 2685
Mob: +61 417 033 623